January 5, 2006



Mail Stop 4561




Michael R. Anastasio
Vice President and Chief Financial Officer
One Corporate Center
Rye, NY 10580-1422

      Re:	Gabelli Asset Management Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
		File No. 001-14761

Dear Mr. Anastasio:

      We have reviewed your response letter filed on December 9,
2005
and have the following comments.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note A - Significant Accounting Policies - Investments in
Partnerships and Affiliates, page F-10

1. We note your response to comments 1 and 2 of our letter dated November 4, 2005. It is still unclear to us how you concluded that the third-party equity holders` ability to remove their investment represents, by analogy, an important right under SOP 78-9 that would preclude consolidation by the general partner/investment manager. Tell us how you considered the ability of the general partner/investment manager of each fund to a) increase or decrease the redemption fee; b) suspend redemptions where the partnership/fund was unable to liquidate securities; and c) not redeem interests if the partnership/fund did not have sufficient cash on hand, along with the fact that in most cases redemption can only occur on a quarterly or annual basis, in determining that control of partnership/fund was not held by the general partner/investment manager.

2. Your response to comment 2 of our letter dated November 4, 2005 indicates that you believed the third-party equity holders` ability to remove their investments from the respective partnership/fund was a "substantive participating right" and therefore provided sufficient basis to preclude consolidation. It appears you are analogizing to
EITF 96-16 for this conclusion. However, it is unclear to us how you concluded that this right was a "substantive participating right" under EITF 96-16. In this regard, it appears to us that this right is more consistent with a "protective right" under EITF 96-16, which would not have precluded consolidation. Please advise.

3. In the first sentence of your response to comment 1 of our letter dated November 4, 2005, you indicate that the information provided is applicable to all partnerships/funds. However, we note that the redemption policy appears to vary among partnerships/funds. To facilitate our understanding of equity holders` ability to remove their investment as it relates to each individual partnership/fund listed in Attachment I please provide us the following:

* Title and brief description of each partnership/fund identified in
Attachment I indicating the date of inception;

* Clarify whether the equity ownership, other than that held by you and your affiliates, is concentrated or dispersed. Identify all third party equity ownerships greater than 10% for each partnership/fund;

* Identify the circumstances under which the redemption fee can be increased, decreased or waived at the sole discretion of the General
Partner/Investment Manager;

* Clarify whether the General Partner/Investment Manager has increased, decreased or waived the redemption fee in the past; and

* Identify the partnerships/funds in which the General
Partner/Investment Manager has the right to make distributions in kind; and

* Identify the partnerships where you are a co-general partner with another party.





4. To help us better understand the third party equity holder redemption rights common in most partnerships/funds please provide us with a copy of a private placement memorandum for one of your funds that is representative of most of your partnerships/funds.

5. To help us better understand how you determined that six of your partnerships are VIEs, and that you are not the primary beneficiary of any of these VIEs, please tell us the following:

* Your ownership in the entity, if any;

* The interests held by an unconsolidated related party in the partnership;

* Whether you are a general partner, co-general partner, or just the investment manager;

* For the VIEs where you are the investment manager, please clarify the nature of the services provided, the rights and authority of the investment manager to make decisions, and the key terms of any agreements governing this relationship;

* Whether the equity ownership, other than that held by you and your affiliates, is concentrated or dispersed. Identify all third party equity ownerships greater than 10% for each partnership/fund; and

* Clarify in more detail how you considered the management fee and incentive fee in determining that you were not the primary beneficiary. Please specifically discuss your consideration of the guidance in paragraphs B18 - B23 of FIN 46R.

6. Please confirm that you accounted for each of the fourteen partnerships/funds, which you have determined not to be VIEs, prior to and upon the adoption of FIN 46R, under the equity method accounting since obtaining an interest in the entity. Also, please clearly indicate the entities in which your ownership interest exceeded 50% and how you concluded the impact of not consolidating these entities was not material. In this regard, we refer you to your response to comment 3 in your letter dated September 29, 2005.

* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.


Sincerely,



Amit Pande
Assistant Chief Accountant

Michael R. Anastasio Jr.
Vice President and Chief Financial Officer
Gabelli Asset Management, Inc.
January 5, 2006
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